Exhibit 99.1

SOUFUN ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2011 RESULTS

Fourth Quarter of 2011

Revenues up 15.1% year-over-year to US$113.9 million, and up 18.8% year-over-year excluding the effect from prepaid card business.

Operating income up 5.7% year-over-year to US$45.6 million and non-GAAP operating income up 3.9% year-over-year to US$47.4 million.

Net income attributable to shareholders down 24.2% year-over-year to US$30.1 million, and non-GAAP net income attributable to shareholders down 6.7% year-over-year to US$39.4 million primarily due to the change of accounting policy.

Fiscal year 2011

Revenues up 53.2% year-over-year to US$343.8 million, and up 62.5% year-over-year excluding the effect from prepaid card business.

Operating income up 77.5% year-over-year to US$139.2 million and non-GAAP operating income up 69.6% year-over-year to US$146.3 million.

Net income attributable to shareholders up 61.0% year-over-year to US$101.6 million, and non-GAAP net income attributable to shareholders up 66.6% year-over-year to US$123.9 million.

BEIJING—(BUSINESS WIRE)—Feb. 15, 2012—SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2011.

Fourth Quarter 2011 Highlights

•	Revenues grew 15.1% to US$113.9 million compared to the fourth quarter of 2010, and up 18.8% year-over-year excluding the effect from prepaid card business.

•

Operating income was US$45.6 million, an increase of 5.7% compared to the fourth quarter of 2010. Non-GAAP operating income was US$47.4 million, an increase of 3.9% compared to the fourth quarter of 2010.

•

Net income attributable to shareholders was US$30.1 million, a decrease of 24.2% compared to the fourth quarter of 2010. Non-GAAP net income attributable to shareholders was US$39.4 million, a decrease of 6.7% compared to the fourth quarter of 2010.

Fiscal year 2011 Highlights

•	Revenues grew 53.2% to US$343.8 million compared to the fiscal year 2010, and up 62.5% year-over-year excluding the effect from prepaid card business.

•	Operating income was US$139.2 million, an increase of 77.5% compared to the fiscal year 2010. Non-GAAP operating income was US$146.3 million, an increase of 69.6% compared to the fiscal year 2010.

•

Net income attributable to shareholders was US$101.6 million, an increase of 61.0% compared to the fiscal year 2010. Non-GAAP net income attributable to shareholders was US$123.9 million, an increase of 66.6% compared to the fiscal year 2010.

“I am happy that SouFun had another great quarter and the company was way above its original 2011 guidance” said Vincent Mo, Executive Chairman of SouFun. “SouFun’s leadership in the market and its sound fundamental and overall experiences made its great performance happen in China’s tough real estate market in 2011. The current market situation won’t get better very soon but I’m confident that SouFun will continue to grow in 2012.”

Financial Results for Fourth Quarter 2011

Revenues

For the fourth quarter of 2011, SouFun had total revenues of US$113.9 million, an increase of 15.1% compared to US$98.9 million for the same period of 2010. After excluding the effect from prepaid card business, total revenues for the fourth quarter of 2011 grew 18.8% compared to the same period of 2010.

Revenue from marketing services was US$79.4 million for the fourth quarter of 2011, an increase of 0.2% compared to US$79.3 million for the same period of 2010.

Revenue from listing services was US$21.8 million for the fourth quarter of 2011, an increase of 38.5% compared to US$15.7 million for the same period of 2010.

Revenue from other value-added services and products was US$12.2 million for the fourth quarter of 2011, an increase of 214.8% compared to US$3.9 million for the same period of 2010.

Cost of Revenues

Cost of revenues was US$17.0 million for the fourth quarter of 2011 representing a decrease of 22.6% compared to US$21.9 million for the same period of 2010.

Operating Expenses

Operating expenses for the fourth quarter of 2011 were US$51.3 million, an increase of 51.7% compared to US$33.8 million for the same period of 2010.

•	Selling expenses for the fourth quarter of 2011 were US$20.8 million, an increase of 33.8% from US$15.5 million for the same period of 2010, primarily due to the increased staff cost.

•

General and administrative expenses for the fourth quarter of 2011 were US$30.6 million, an increase of 66.9% from US$18.3 million for the same period of 2010, primarily due to allowance for doubtful accounts and the increased staff cost.

Operating Income

Operating income for the fourth quarter of 2011 was US$45.6 million, an increase of 5.7% compared to US$43.1 million for the same period of 2010. Non-GAAP operating income for the fourth quarter of 2011 was US$47.4 million, an increase of 3.9% compared to US$45.7 million for the same period in 2010.

Income Tax Expense

Income tax expense for the fourth quarter of 2011 was US$13.4 million, an increase of 201.1% compared to US$4.5 million for the same period of 2010, primarily due to the withholding tax of the distributable profits US$10.8 million.

Net Income Attributable to Shareholders

Net income attributable to shareholders for the fourth quarter of 2011 was US$30.1 million, a decrease of 24.2% from US$39.7 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the fourth quarter of 2011 was US$39.4 million, a decrease of 6.7% compared to US$42.2 million for the same period of 2010, primarily due to the change of accounting policy.

Cash Flow

As of December 31, 2011, SouFun had cash, cash equivalents and short-term investments (excluding the effect from available for sales) of US$.158.3 million, compared to US$229.7 million as of December 31, 2010.

Cash flow from operating activities was US$44.5 million for the fourth quarter 2011, compared to US$58.6 million for the same period of 2010.

Financial Results for Fiscal Year 2011

Revenues

For the fiscal year 2011, SouFun had total revenues of US$343.8 million, an increase of 53.2% compared to US$224.5 million for the same period of 2010. After excluding the effect from prepaid card business, total revenues for the fiscal year 2011 grow 62.5% compared to the same period of 2010.

Revenue from marketing services was US$246.6 million for the fiscal year 2011, an increase of 47.1% compared to US$167.7 million for the same period of 2010.

Revenue from listing services was US$67.1 million for the fiscal year 2011, an increase of 66.3% compared to US$40.4 million for the same period of 2010.

Revenue from other value-added services and products was US$28.4 million for the fiscal year 2011, an increase of 73.0% compared to US$16.4 million for the same period of 2010.

Cost of Revenues

Cost of revenues was US$66.6 million for the fiscal year 2011 representing an increase of 7.4% compared to US$62.0 million for the same period of 2010, and an increase of 35.5% compared to US$49.1 million (excluding cost of product related to prepaid card business) for the fiscal year 2010. The increase is primarily due to the increased business tax and staff cost.

Operating Expenses

Operating expenses for the fiscal year 2011 were US$138.1 million, an increase of 64.3% compared to US$84.1 million for the same period of 2010.

•	Selling expenses for the fiscal year 2011 were US$67.2 million, an increase of 58.1% from US$42.5 million for the same period of 2010, primarily due to the increased staff cost.

•

General and administrative expenses for the fiscal year 2011 were US$70.9 million, an increase of 70.6% from US$41.5 million for the same period of 2010, primarily due to allowance for doubtful accounts and the increased staff cost.

Operating Income

Operating income for the fiscal year 2011 was US$139.2 million, an increase of 77.5% compared to US$78.4 million for the same period of 2010. Non-GAAP operating income for fiscal year 2011 was US$146.3 million, an increase of 69.6% compared to US$86.3 million for the same period in 2010.

Income Tax Expense

Income tax expense for the fiscal year 2011 was US$42.6 million, an increase of 133.9% compared to US$18.2 million for the same period of 2010, primarily due to the withholding tax of the distributable profits US$18.4 million.

Net Income Attributable to Shareholders

Net income attributable to shareholders for the fiscal year 2011 was US$101.6 million, an increase of 61.0% from US$63.1 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the fiscal year 2011 was US$123.9 million, an increase of 66.6% compared to US$74.4 million for the same period of 2010.

Cash Flow

Cash flow from operating activities was US$154.2 million for the fiscal year 2011, compared to US$106.5 million for the same period of 2010.

Business Outlook

SouFun estimates its total revenues for fiscal year of 2012 to be between US$380.0 million and US$400.0 million, representing a 10.5% to 16.3% growth compared to the total revenues of fiscal year of 2011.

Conference Call Information

SouFun’s management team will host a conference call on February 15, 2012 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US Toll/Toll Free: +1 718 354 1231/1866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994/800 930 346

Mainland China: 800 819 0121/400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on February 15 through February 22, 2012. The dial-in details for the telephone replay are:

US Toll Free: 1866 214 5335

US Toll: +1 718 354 1232

Conference ID # 48714044

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2010. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 103 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2012 and comments by management in the press release and SouFun’s strategic and operational plans and future market positions. SouFun may also make forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in SouFun’s prospectus dated September 16, 2010 and its other filings with the SEC. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the SEC: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and IPO expense, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	December 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	150,414	171,520
Restricted cash, current	35,814	—
Short-term investments	8,592	62,412
Accounts receivable, net	27,697	22,353
Prepayments and other current assets	12,076	10,543
Loan receivable	23,762	10,570
Amounts due from related parties	1,595	—
Deferred tax assets, current	1,602	2,129

Total current assets	261,552	279,527

Non-current assets:
Property and equipment, net	68,064	7,549
Deposit for non-current assets	—	4,600
Restricted cash, non-current	247,631	—
Deferred tax assets, non current	1,407	619
Other non-current assets	1,717	1,472

Total non-current assets	318,819	14,240

Total assets	580,371	293,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	3,600
Short-term bank borrowings	255,570	—
Deferred revenue	73,620	56,968
Accrued expenses and other liabilities	52,490	46,349
Dividend payable	51,969	39,635
Income tax payable	16,158	14,329

Total current liabilities	449,807	160,881

Deferred tax liability, non-current	38,581	10,219

Total Liabilities	488,388	171,100

Shareholders’ equity:
Ordinary shares	10,032	9,764
Additional paid-in capital	49,838	39,399
Accumulated other comprehensive income	21,853	10,293
Retained earnings	10,185	63,108

Total SouFun Holdings Limited shareholders’ equity	91,908	122,564
Non-controlling interest	75	103

Total shareholders’ equity	91,983	122,667

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	580,371	293,767

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data and per ADS data )

	Three months ended		Twelve months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Revenues:
Marketing services	$79,433	$79,309	$246,634	$167,711
Listing services	21,778	15,722	67,125	40,355
E-commerce services	494	—	1,657	—
Other value-added services and products	12,160	3,863	28,410	16,424

Total revenues	113,865	98,894	343,826	224,490

Cost of Revenues:
Cost of services	(16,959)	(18,862)	(66,571)	(49,120)
Cost of other value-added services and products	—	(3,060)	—	(12,891)

Total Cost of Revenues	(16,959)	(21,922)	(66,571)	(62,011)

Gross Profit	96,906	76,972	277,255	162,479

Operating expenses:
Selling expenses	(20,770)	(15,527)	(67,207)	(42,512)
General and administrative expenses	(30,566)	(18,315)	(70,891)	(41,547)

Total Operating Expenses	(51,336)	(33,842)	(138,098)	(84,059)

Operating Income	45,570	43,130	139,157	78,420

Foreign exchange gain (loss)	(1)	16	1	(462)
Interest income	3,609	724	10,483	2,390
Interest expense	(1,632)	—	(2,746)	—
Unrealized loss on investments	(4,343)	—	(4,343)	—
Realized gain	11	59	263	282
Government grants	308	277	1,399	740

Income before income taxes	43,522	44,206	144,214	81,370
Income tax expenses
Income tax expense	(13,430)	(4,461)	(42,618)	(18,222)

Net income	30,092	39,745	101,596	63,148
Net income(loss) attributable to non controlling interest	(8)	56	(29)	40

Net Income attributable to SouFun Holdings Limited shareholders	$30,100	$39,689	$101,625	63,108

Net income per ADS*:
Basic	$0.39	0.52	1.33	0.85

Diluted	$0.37	0.48	1.24	0.79

Weighted average number of shares outstanding:
Basic	76,854,946	76,065,755	76,492,272	74,683,593

Diluted	81,105,017	82,238,298	82,215,832	80,220,633

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data and per ADS data )

	Three months ended		Twelve months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
GAAP operating income	45,570	43,130	139,157	78,420
Share-based compensation	1,869	2,477	7,170	5,105
IPO expense	—	72	—	2,760
Non-GAAP income from operations	47,439	45,679	146,327	86,285

GAAP net income	30,092	39,745	101,596	63,148
One-off tax (benefit)/expense	(7,645)	—	(7,645)	3,406
Withholding Tax expense	10,765	—	18,414	—
Unrealized loss on investments	4,343	—	4,343	—
Share-based compensation	1,869	2,477	7,170	5,105
IPO expense	—	72	—	2,760
Non-GAAP net income	39,415	42,294	123,869	74,419

Net Income attributable to SouFun Holdings Limited shareholders	30,100	39,689	101,625	63,108
One-off tax (benefit)/expense	(7,645)	—	(7,645)	3,406
Withholding Tax expense	10,765	—	18,414	—
Unrealized loss on investments	4,343	—	4,343	—
Share-based compensation expense	1,869	2,477	7,170	5,105
IPO expense	—	72	—	2,760
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	39,423	42,238	121,923	74,379

GAAP net income per ADS*:
Basic	0.39	0.52	1.33	0.85
Diluted	0.37	0.48	1.24	0.79
Non-GAAP net income per ADS*:
Basic	0.51	0.56	1.62	1.00
Diluted	0.49	0.51	1.51	0.93
Weighted average number of shares outstanding:
Basic	76,854,946	76,065,755	76,492,272	74,683,593
Diluted	81,105,017	82,238,298	82,215,832	80,220,633

Source: SouFun Holdings Limited

SouFun Holdings Limited

Investors:

Dr. Hua Lei, +86 (10) 5930 6425

ir@soufun.com